# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Air Water Ventures Ltd, CIK 0002092314
CUSIP: G0180H107
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 3, Kizad KLP FZ, Kizad, PO Box 109214, Abu Dhabi, United Arab Emirates (C0), 000000
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002164535

## Reporting persons
- Miller Bert E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,058,413; shared voting power 0; sole dispositive power 2,058,413; shared dispositive power 0; aggregate amount beneficially owned 2,058,413 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Air Water Ventures Ltd
Address of issuer's principal executive offices: Unit 3, Kizad KLP FZ, Kizad, PO Box 109214, Abu Dhabi, United Arab Emirates, 000000

## Item 2. Person Filing
Name of person filing: Bert E. Miller
Address of principal business office or, if none, residence:
190 Congress Park Drive, Suite 202
Delray Beach, FL 33445
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,058,413 Ordinary Shares
Percent of class: 6.5%; the percentage is based on 31,639,454 Ordinary Shares outstanding as of August 14, 2026, as reported in the Issuer's Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on August 20, 2026.
Sole power to vote or to direct the vote: 2,058,413
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,058,413
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain of the Ordinary Shares reported herein (but less than 5% of the Ordinary Shares outstanding as of August 14, 2026) are held of record by The Bert E. Miller 2023 Family Trust.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Miller Bert E: /s/ Bert E. Miller, Bert E. Miller (11/10/2026)